Young Kobras

Profit and Loss

January - December 2022

	TOTAL
Income	
Discounts given	5,749.83
Sales	293,362.74
Amazon sales	170,247.50
Faire	25,627.07
Mable	1,288.01
Online sales	289,482.72
Pod Sales	66,381.56
Total Sales	**846,389.60**
Total Income	**$852,139.43**
Cost of Goods Sold	
Boxes	16,896.03
Ingredients	139,883.49
Packaging	14,959.13
Pans	2,211.20
Parchment paper	421.66
Total Cost of Goods Sold	**$174,371.51**
GROSS PROFIT	**$677,767.92**
Expenses	
Advertising & Marketing	18,806.87
Bank Charges & Fees	95.00
Car & Truck	3,828.99
Deliveries	16,794.00
Insurance	5,758.00
Job Supplies	2,934.37
Legal & Professional Services	13,109.83
Organic Certification	2,843.31
Total Legal & Professional Services	**15,953.14**
Office Supplies & Software	4,778.28
Payroll	
Payroll Taxes	10,879.59
Wages	114,764.52
Total Payroll	**125,644.11**
QuickBooks Payments Fees	478.90
Rent & Lease	71,995.89
Repairs & Maintenance	760.77
Shipping	123,739.43
Ingredient shipping	1,670.96
Online Shipping	162,872.80
Total Shipping	**288,283.19**

	TOTAL
Shipping to Pod	1,650.55
Taxes & Licenses	9,214.43
Travel	3,129.86
Uncategorized Expense	-16.28
Utilities	9,048.56
Total Expenses	**$579,138.63**
NET OPERATING INCOME	**$98,629.29**
Other Expenses	
Guaranteed payments - Geoff	13,000.00
Total Other Expenses	**$13,000.00**
NET OTHER INCOME	**$ -13,000.00**
NET INCOME	**$85,629.29**

Young Kobras

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Parent Bank Account	0.00
Azlo Checking	0.00
Novo Checking	57,563.91
Total Parent Bank Account	**57,563.91**
Total Bank Accounts	**$57,563.91**
Accounts Receivable	
Accounts Receivable (A/R)	27,457.50
Total Accounts Receivable	**$27,457.50**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	9,578.50
Total Other Current Assets	**$9,578.50**
Total Current Assets	**$94,599.91**
TOTAL ASSETS	**$94,599.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Parent Credit Card Account	972.47
Juliana’s Credit Card	-2,591.86
Total Parent Credit Card Account	**-1,619.39**
Total Credit Cards	**$ -1,619.39**
Other Current Liabilities	
Unassigned Tax Agency for Apps Payable	1,135.20
Total Other Current Liabilities	**$1,135.20**
Total Current Liabilities	**$ -484.19**
Long-Term Liabilities	
Loan	90,000.00
Total Long-Term Liabilities	**$90,000.00**
Total Liabilities	**$89,515.81**
Equity	
Geoff Kober Equity	-12,772.60
Partner Distributions- Geoff Kober	-27,500.00
Total Geoff Kober Equity	**-40,272.60**

Young Kobras

Balance Sheet

As of December 31, 2022

	TOTAL
Juliana L. Equity	-48,142.66
Juliana Investment	35,370.07
Partner Distributions Juliana Lopker	-27,500.00
Total Juliana L. Equity	**-40,272.59**
Opening Balance Equity	0.00
Owner’s Investment	0.00
Owner’s Pay & Personal Expenses	0.00
Retained Earnings	0.00
Net Income	85,629.29
Total Equity	**$5,084.10**
TOTAL LIABILITIES AND EQUITY	**$94,599.91**

Young Kobras

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	85,629.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	105.50
Parent Credit Card Account:Juliana's Credit Card	-50,757.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-50,651.83**
Net cash provided by operating activities	**$34,977.46**
FINANCING ACTIVITIES	
Geoff Kober Equity	10,627.40
Geoff Kober Equity:Partner Distributions- Geoff Kober	-18,500.00
Juliana L. Equity	-48,142.66
Juliana L. Equity:Partner Distributions Juliana Lopker	-18,500.00
Opening Balance Equity	36,437.97
Owner's Pay & Personal Expenses	-523.36
Retained Earnings	1,600.65
Net cash provided by financing activities	**$ -37,000.00**
NET CASH INCREASE FOR PERIOD	**$ -2,022.54**
Cash at beginning of period	69,164.95
CASH AT END OF PERIOD	**$67,142.41**